Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Prospectus and Registration Statement on Amendment No. 2 to Form F-1 (No. 333-162617) of Pypo China Holdings Limited of our report dated February 11, 2009 related to the financial statements of Middle Kingdom Alliance Corp. (a development stage company) (the “Company”) as of December 31, 2008 and 2007, for the years ended December 31, 2008 and 2007, and for the period from January 17, 2006 (inception) to December 31, 2008, which appear in such Prospectus and Registration Statement. Our report contains an emphasis of a matter paragraph regarding uncertainties as to the ability of the Company to continue as a going concern. We also consent to the reference to our Firm under the caption "Experts" in such Prospectus and Registration Statement.

/s/Weiser LLP
New York, NY
November 16, 2009